UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

IFAN Financial, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

45173B101

(CUSIP Number)

Steve Scholl
5694 Mission Center Road, Suite 602-660
San Diego, CA, 92108-4312
(619) 537-9998

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

9/14/2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45173B101	13D	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Steve Scholl
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 15,000,000
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 15,000,000
	10.	SHARED DISPOSITIVE POWER -0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,000,000 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.75% (based on 79,960,020 shares of the Issuer’s common stock outstanding as of October 16, 2014)
14.	TYPE OF REPORTING PERSON (see instructions) IN
(1) Includes (i) 15,000,000 shares held by Mr. Steve Scholl. Does not include (i) shares issuable Mr. Scholl upon the conversion of outstanding preferred stock.

CUSIP No. 45173B101	13D	Page 3 of 4 Pages

Item 1.  Security and Issuer.

 This statement relates to the $0.001 par value common stock of IFAN Financial, Inc. (the “Issuer”). The issuers principal executive offices are located at 5694 Mission Center Road, Suite 602-660, San Diego, CA, 92108-4312.

Item 2.  Identity and Background.

(a)

This statement is being filed by Steve Scholl (the “Reporting Person”).

(b)

The business address of the Reporting Person is 5694 Mission Center Road, Suite 602-660, San Diego, CA, 92108-4312.

(c)

The principal business of the Reporting Person is as the Vice President Vivaris, Ltd., and CFO, Secretary and Director of Issuer.

(d)

The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

The Reporting Person is a citizen of the United States (California).

Item 3.  Source or Amount of Funds or Other Consideration.

On May 8, 2014, the Board of Directors, issued 300,000 shares of Series A Preferred Stock to Mr. Scholl, for his services and participation as an Officer and Director of the Company.

On September  14, 2014, J. Christopher Mizer, gave 15,000,000 shares of restricted common stock to the Reporting Person as consideration for the Reporting Persons role as CFO, Secretary and Director of the Issuer.  The Reporting Person was gifted the shares of the Issuer’s common stock.

Item 4.  Purpose of Transaction.

The purpose of the transaction was to give the Reporting Person equity in the Company as compensation for his participation on the Board of Directors and as an Officer. The transactions closed on May 8, 2014, and September 14, 2014.

Item 5.  Interest in Securities of the Issuer.

(a)

As of the date hereof, the Reporting Person beneficially owns 15,000,000 shares of the Issuer’s common stock, which represent 18.75% of the Issuer’s issued and outstanding common stock (based on 79,960,020 shares of the Issuer’s common stock outstanding as of September 14, 2014).

(b)

The Reporting Person exerts sole voting and dispositive control over the securities held by him.

(c)

The Reporting Person has not effected any transaction in the common stock of the Issuer during the past sixty days.

(d)

To the best of the knowledge of the Reporting Person, no person other than the Reporting Person has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of the 15,000,000 shares of common stock of the Issuer reported in Item 5(a).

(e)

Not Applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

 Except as described above, there are no contracts, agreements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer.

Item 7.  Material to Be Filed as Exhibits.

Not Applicable.

CUSIP No. 45173B101	13D	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

IFAN Financial, Inc.

/s/ Steve Scholl Steve Scholl

Chief Financial Officer Secretary and Director

October 24, 2014